UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Biodesix, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

09075X108
 (CUSIP Number)

Richard McCormick
688 Pine Street
Burlington, VT 05401
(802) 923-3826
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2022
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 09075X108	SCHEDULE 13D	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS
Matthew Strobeck

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,426,868 (1)

	8	SHARED VOTING POWER
2,644,526

	9	SOLE DISPOSITIVE POWER
2,426,868 (1)

	10	SHARED DISPOSITIVE POWER
2,644,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,071,394 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This amount includes 11,717 Shares (as defined herein) that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

(2)
This percentage is based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer, plus 11,717 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

CUSIP No: 09075X108	SCHEDULE 13D	Page 3 of 4 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 9, 2020 (together with this Amendment No. 1, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biodesix, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2970 Wilderness Place, Suite 100, Boulder, Colorado 80301.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 21, 2022, the Reporting Person purchased 869,565 Shares directly, 1,365,217 Shares for Birchview Fund LLC, and 108,695 for each of four UTMA accounts, each at a price of $1.15 per Share, in a registered underwritten follow-on offering by the Issuer, for an aggregate purchase price of $3,069,996.30.  The source of funds for these purchases was the Reporting Person’s personal funds (for the Shares purchased directly by the Reporting Person), cash in the UTMA accounts (for Shares purchased for the UTMA accounts) and cash of Birchview Fund LLC (for the Shares purchased for Birchview Fund LLC).

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, the Reporting Person may be deemed to beneficially own, in the aggregate, 5,071,394 Shares, which represents approximately 6.6% of the Shares outstanding.  This amount includes: (i) 2,415,151 Shares held directly by the Reporting Person; (ii) 11,717 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing, (iii) 2,135,076 Shares held by Birchview Fund LLC, for which the Reporting Person serves as Manager; (iv) 19,933 Shares held by Birchview Capital Separately Managed Account, for which the Reporting Person serves as Manager; (v) 40,665 Shares held by Clajer Capital LLC, of which the Reporting Person is an affiliate; and (vi) 112,213 Shares held in each of four UTMA accounts (for an aggregate amount of 448,852 Shares) held for the benefit of the Reporting Person’s children.

The foregoing beneficial ownership percentages are based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer, plus 11,717 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

(c) The response to Item 3 is incorporated by reference herein.  Except as set forth in this Amendment No. 1, no transactions in the Shares have been effected by the Reporting Person within the past 60 days.

CUSIP No: 09075X108	SCHEDULE 13D	Page 4 of 4 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Matthew Strobeck

/s/ Matthew Strobeck

November 23, 2022

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).